Filed by Tailwind Two Acquisition Corp. (Commission File No. 001-40170)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Terran Orbital Corporation

This filing relates to the proposed business combination (the “Business Combination”) between Tailwind Two Acquisition Corp., a Cayman Islands exempted company (“Tailwind Two”), and Terran Orbital Corporation, a Delaware corporation (“Terran Orbital”), pursuant to the terms of an Agreement and Plan of Merger, dated as of October 28, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Tailwind Two, Titan Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Tailwind Two, and Terran Orbital.

The following is a press release first made available on December 1, 2021.

Tailwind Two Acquisition Shares News and Momentum on Proposed Business Combination with Terran Orbital Corporation

New York, NY and Boca Raton, FL - Tailwind Two Acquisition Corp. (NYSE: TWNT) (“Tailwind Two”), a special purpose acquisition company and Terran Orbital Corporation (“Terran Orbital”), a global leader and pioneer in the development, innovation and operation of small satellites and earth observation solutions, jointly announced today several updates demonstrating strong momentum following their previously announced entry into a business combination agreement on October 28, 2021.

These updates include:

●	Filing of Form S-4 with Details of Transaction: On Friday, November 26, 2021, Tailwind Two filed a registration statement on Form S-4 (the "Registration Statement"), with the U.S. Securities and Exchange Commission (“SEC”). The Registration Statement includes a preliminary proxy statement and prospectus related to the business combination.

●	Terran Orbital made a $30 million initial draw-down of financing commitments: Terran Orbital made the initial planned draw-down of the first $30 million of the $250 million fully committed financing package led by Francisco Partners that will be available in connection with the business combination. This initial draw will be used to fund growth, facility development, and the working capital needs of Terran Orbital prior to the closing of the business combination.

●	Awarded $8.4 million contract from Air Force Research Laboratory: In November, Terran Orbital subsidiary Tyvak Nano-Satellite Systems, Inc. won an $8.4 million contract from the Air Force Research Laboratory (“AFRL”) Space Vehicles Directorate, which will support the AFRL’s Precise flight experiment launching in 2024. The Precise flight experiment is a landmark initiative for the AFRL, building upon more than 50 years of investigations into the physics of the upper atmosphere.

As previously announced on October 28, 2021, under the terms of the business combination between Tailwind Two and Terran Orbital, the combined company will operate under the name Terran Orbital Corporation, with plans to list on the NYSE under the symbol “LLAP”. The pro forma total enterprise value of the combined company is approximately $1.58 billion. The transaction is expected to close in the first quarter of 2022, subject to approval by Tailwind Two's shareholders and the satisfaction or waiver of other customary closing conditions identified in the business combination agreement entered into by Terran Orbital and Tailwind Two.

About Tailwind Two Acquisition Corp.

Tailwind Two is a blank check company "for founders, by founders" – formed for the purpose of effecting a merger, capital share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more founder-led businesses in a sector being disrupted by technological change. Tailwind Two's management team and directors have invested extensively in founder-run businesses, with notable success in the space industry. Tailwind Two is led by Chairman Philip Krim, and Co-Chief Executive Officers Chris Hollod and Matt Eby. In addition to the members of its management team and board of directors, Tailwind Two has assembled an Advisory Board that will help position Tailwind Two as the value-add partner of choice for today's leading entrepreneurs.

About Terran Orbital

Terran Orbital is a leading vertically integrated provider of end-to-end satellite solutions. Terran Orbital combines satellite design, production, launch planning, mission operations, and in-orbit support to meet the needs of the most demanding military, civil and commercial customers. In addition, Terran Orbital is developing the world's largest, most advanced NextGen Earth Observation constellation to provide persistent, real-time earth imagery.

Important Information and Where to Find It

In connection with the proposed potential transaction, Tailwind Two has filed with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of Tailwind Two, and after the registration statement is declared effective, Tailwind Two will mail a definitive proxy statement/prospectus relating to the proposed potential transaction to its shareholders. This press release does not contain all the information that should be considered concerning the potential transaction and is not intended to form the basis of any investment decision or any other decision in respect of the potential transaction. Tailwind Two's shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the potential transaction, as these materials will contain important information about Terran Orbital, Tailwind Two and the potential transaction. When available, the definitive proxy statement/prospectus and other relevant materials for the potential transaction will be mailed to shareholders of Tailwind Two as of a record date to be established for voting on the potential transaction. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC's website sec.gov.

Participants in the Solicitation

Tailwind Two and its directors and executive officers may be deemed participants in the solicitation of proxies from Tailwind Two's shareholders with respect to the potential transaction. A list of the names of those directors and executive officers and a description of their interests in Tailwind Two is contained in the registration statement on Form S-4 filed by Tailwind Two, which was filed with the SEC and is available free of charge at the SEC's web site at www.sec.gov. Terran Orbital and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from Tailwind Two's shareholders in connection with the potential transaction. A list of the names of such directors and executive officers and information regarding their interests in the potential transaction are included in the registration statement on Form S-4 filed by Tailwind Two.

Non-Solicitation

This press release and any oral statements made in connection with this press release shall not constitute an offer, nor a solicitation of an offer, of the sale or purchase of any securities, nor shall any securities of Terran Orbital or Tailwind Two be offered or sold, in any jurisdiction in which such an offer, solicitation or sale would be unlawful. Neither the SEC nor any state securities commission has approved or disapproved of the transactions contemplated hereby or determined if this press release is truthful or complete. Any representation to the contrary is a criminal offense.

Special Note Regarding Forward-Looking Statements

This press release includes certain forward-looking statements, estimates, and projections provided by Terran Orbital that reflect management's views regarding the anticipated future financial and operating performance of Terran Orbital. Forward-looking statements are statements that are not historical, including statements regarding operational and financial plans, terms and performance of Terran Orbital and other projections or predictions of the future. Forward looking statements are typically identified by such words as "project," "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should," and "could" and similar expressions. Such statements, estimates, and projections reflect numerous assumptions concerning anticipated results. Forward-looking statements in this press release may include, for example; statements about Terran Orbital's industry and market sizes; future opportunities; expectations and projections concerning future financial and operational performance and results of Terran Orbital; and the potential transactions, including items such as the implied enterprise value, ownership structure, the amount of redemption requests made by Tailwind Two's shareholders, the ability of Tailwind Two to issue equity or equity-linked instruments in connection with the potential transactions or in the future, the likelihood and ability of the parties to successfully consummate the potential transactions, and those factors set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Tailwind Two's final prospectus relating to its initial public offering dated March 8, 2021, and in subsequent filings with the SEC, including the registration statement on Form S-4 relating to the potential transaction filed by Tailwind Two. As these assumptions may or may not prove to be correct and there are numerous factors which will affect Terran Orbital's actual results (many of which are beyond Terran Orbital's control), there can be no assurances that any projected results are attainable or will be realized. Terran Orbital and Tailwind Two disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except as required by law. Terran Orbital's actual results may differ materially from those set forth in this press release.

Media Contact for Tailwind Two Acquisition Corp.

Sara Zick

Moxie Communications

sara@moxiegrouppr.com

Media Contact for Terran Orbital Corporation

Kristin Cwalinski / Jon Goldberg

KCSA Strategic Communications

kcwalinski@kcsa.com / jgoldberg@kcsa.com